Exhibit 23

Consent of Independent Certified Public Accountants

The Board of Directors of TCF Financial Corporation and
    The Plan Sponsor and Plan Administrator of the
    TCF Employees Stock Purchase Plan:

We consent to incorporation by reference in the registration statement (No. 33-43030) on Form S-8 of TCF Financial Corporation of our report dated June 22, 2001, relating to the statements of net assets available for plan benefits of the TCF Employees Stock Purchase Plan as of December 31, 2000 and 1999, the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000, and related schedules as of and for the year ended December 31, 2000, which report appears in the December 31, 2000 annual report on Form 11-K of the TCF Employees Stock Purchase Plan.

/s/ KPMG LLP

Minneapolis, Minnesota
June 28, 2001